

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Michael Porter
Senior Vice President and Chief Financial Officer
iMedia Brands, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

>   **Re: iMedia Brands, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2, 2019**
>   **Filed March 29, 2019**
>   **File No. 001-37495**

Dear Mr. Porter:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services